Exhibit 99.17
Consent of Esteban Chacon
The undersigned hereby consents to the inclusion of mineral reserve estimates and to the use of and reference to their name, in each case where used or incorporated by reference in the annual report on Form 40-F of Allied Gold Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
"Esteban Chacon"

Esteban Chacon, Civil Mining Engineer Director, Mineral Reserves of Allied Gold Corporation
Dated: March 31, 2026